Direct Owners/Executive Officers

Organization CRD Number: 15794   **Organization Name: BNP PARIBAS SECURITIES CORP.**

Organization SEC Number: 8-32682   **Applicant Name: BNP PARIBAS SECURITIES CORP.**

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BNP PARIBAS US WHOLESALE HOLDINGS, CORP	Domestic Entity	OWNER	12/1984	75% or more	Y	N	74-1953834
PLENTY, LLOYD SAMUEL	Individual	DIRECTOR	06/2018	Less than 5%	Y	N	4679805
RICARD, PHILIPPE RAYMOND	Individual	DIRECTOR	06/2018	Less than 5%	Y	N	6986968
DE LAMBILLY, HUBERT CHARLES	Individual	CHIEF EXECUTIVE OFFICER	10/2018	Less than 5%	Y	N	6948081
HAWLEY, ROBERT WILLIAM JR	Individual	DIRECTOR	04/2014	Less than 5%	Y	N	828024
ALTER, ANDREW WILLIAM	Individual	GENERAL COUNSEL	10/2008	Less than 5%	N	N	4183449
MCCLOSKEY, THERESA ANN	Individual	CHIEF COMPLIANCE OFFICER	05/2019	Less than 5%	N	N	1525735
HUTCHINSON, KATE ALEXANDRA MS	Individual	CHIEF OPERATIONS OFFICER	06/2020	Less than 5%	N	N	4424271
FARRELL, MICHAEL F	Individual	CHIEF FINANCIAL OFFICER, FINOP	12/2017	Less than 5%	N	N	2562352
HAWLEY, ROBERT WILLIAM JR	Individual	CHAIRMAN	09/2017	Less than 5%	Y	N	828024
CASTILLO, SUSANNA BEATRIZ	Individual	CHIEF CONDUCT AND CONTROL OFFICER	04/2020	Less than 5%	N	N	4992387
NUNN, GEORGE ALVARO	Individual	CHIEF OPERATING OFFICER	04/2019	Less than 5%	Y	N	2405499